SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Allied Waste Industries, Inc.
               --------------------------------------------------

             (Exact name of registrant as specified in its charter)

                  Delaware                               88-0228636
   ---------------------------------           -------------------------------
  (State of incorporation or organization)           (I.R.S. Employer
                                                     Identification No.)


   15880-North Greenway-Hayden Loop,
    Suite 100, Scottsdale, Arizona                          85260
---------------------------------------         ------------------------------
(Address of principal executive offices)                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                               Name of each exchange on which
Title of each class registered                 each class is registered
-------------------------------                -------------------------------

Preferred Stock Purchase Rights                    New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1.  Description of Securities to be Registered.
         ------------------------------------------

     On May 18, 2000, the Board of Directors of Allied Waste Industries, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the "Common Shares"), and a dividend distribution for each outstanding share of Series A Senior Convertible Preferred Stock, par value $.10 per share, of the Company (the "Senior Preferred Shares"), equal to the number of Rights which would have been received by the holder if he had converted such share into Common Stock immediately prior to the record date for the dividend, payable to the holders of record of the Common Shares and Senior Preferred Shares on May 31, 2000. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of a series of preferred stock of the Company, designated as Series B Junior Participating Preferred Stock, par value $.10 per share (the "Preferred Stock"), at a price of $85 per one ten-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent. A copy of the Rights Agreement is attached as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

     Until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group, including any affiliates or associates of such person or group (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of outstanding stock of the Company representing 15% or more of the voting power of all outstanding stock of the Company generally entitled to vote for the election of directors ("Voting Stock") (the "Stock Acquisition Date") or (ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention (which is not subsequently withdrawn) to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of 15% or more of the voting power of all outstanding Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be attached to all Common Share and Senior Preferred Share certificates and will be evidenced, with respect to any of the Common Share or Senior Preferred Share certificates outstanding as of May 31, 2000, by the Common Share certificates or Senior Preferred Share certificates, as the case may be. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares and Senior Preferred Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share and Senior Preferred Share certificates issued after May 31, 2000 upon transfer, replacement or new issuance of Common Shares or Senior Preferred Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Share or Senior Preferred Share certificates outstanding as of May 31, 2000, even without such a notation, will also constitute the transfer of the Rights associated with the Common Shares or Senior Preferred Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares and Senior Preferred Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

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     Notwithstanding  the foregoing,  the stock  ownership of the holders of the
Senior Preferred Shares, their affiliates and certain related parties shall not result in their becoming an Acquiring Person if their stock ownership is in compliance with the terms of their Shareholders Agreement with the Company.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 31, 2010, unless earlier redeemed by the Company as described below.

     The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to the greater of $10.00 and 10,000 times the dividend declared on each Common Share. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment per share equal to the greater of $10,000 and 10,000 times the payment made per Common Share. Each share of Preferred Stock will have 10,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 10,000 times the amount and type of consideration received per Common Share. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one ten-thousandth of a share of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one ten-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a 60 day period after the later of the date of such event and the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) to receive upon exercise of the Right that number of units of one ten-thousandths of a share of Preferred Stock (or, under certain circumstances, Common Shares or other securities) having an average market value during a specified time period (immediately prior to the occurrence of a Person becoming an Acquiring Person) of two times the exercise price of the Right (such right being called the "Subscription Right"). Notwithstanding the foregoing, following the occurrence of a Person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate or associate thereof will be null and void.

     In the event that, at any time following the Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (except a Right voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

     The Purchase Price payable, the number of Rights and the number of shares of Preferred Stock, Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above.)

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     The number of outstanding Rights associated with each Common Share and Senior Preferred Share and the voting and economic rights of each one ten-thousandth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Share or a stock dividend on the Common Stock payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     At any time prior to the earliest to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving an Acquiring Person (or any person who was an Acquiring Person) or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company, (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

     The form of Rights Agreement between the Company and American Stock Transfer & Trust Company specifying the terms of the Rights, Exhibit A thereto -- the form of Amended and Restated Certificate of Designation setting forth the terms of the Preferred Stock -- Exhibit B thereto -- the Form of Rights Certificate -- and Exhibit C thereto -- the Summary of Rights to Purchase Stock -- are attached hereto as Exhibit 1 and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Rights Agreement.

                  Item 2.  Exhibits.
                           --------

                  1 Form of Rights Agreement (the "Rights Agreement") dated as of May 25, 2000 between Allied Waste Industries, Inc. and American Stock Transfer & Trust Company which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock and, as Exhibit B thereto, the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until a person acquires beneficial ownership of stock having 15% or more of the voting power of all outstanding Voting Stock or 10 days (or such later date as the Board of Directors of the Company may determine) after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    ALLIED WASTE INDUSTRIES, INC.


                          By /s/ Thomas H. Van Weelden
                             -------------------------
                              Thomas H. Van Weelden
                             Chairman of the Board,
                               President and Chief
                                Executive Officer

Date:  May 26, 2000





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                                  EXHIBIT INDEX

Exhibit              Description

     1 Form of Rights Agreement (the "Rights Agreement") dated as of May 25, 2000 between Allied Waste Industries, Inc. and American Stock Transfer & Trust Company which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock, and, as Exhibit B thereto, the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until a person acquires beneficial ownership of stock having 15% or more of the voting power of all outstanding Voting Stock or 10 days (or such later date as the Board of Directors of the Company may determine) a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).




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